UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on August 22, 2018, reporting the Company's results for the second quarter and six months ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 29, 2018	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2018

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three and six months ended June 30, 2018:

Highlights

•	Net loss attributable to the Company for the second quarter of 2018 of $22.9 million, or $0.13 per share which, when adjusted for certain non-cash items, was $27.7 million, or $0.16 per share.
•	Spot TCE of $17,000 for ECO VLCCs and $13,200 for VLCCs less than 15 years in the second quarter.
•	Spot TCE of $21,700 booked for 82% of vessel days on VLCCs less than 15 years in the third quarter.
•	Terminated three long-term charters with Ship Finance.
•
Positioning for the "IMO 2020" regulations by acquiring 20% in Feen Marine Scrubbers Inc. ("FMSI"), a leading manufacturer of exhaust gas scrubbers ("EGCS"), and securing the capacity to source a large volume of EGCS for the Company.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"Despite the current weak rate environment, we believe cyclical changes are underway and as a result we are more optimistic on tanker rates.  The factors supporting our expectation include continued scrapping ahead of 2020 offsetting new deliveries and increased demand for seaborne trade as a result of expected growth in both US exports and OPEC production of crude oil.  Additionally, crude oil demand remains strong, and the end of the inventory draw cycle seems increasingly inevitable. We are actively positioning for IMO 2020 and we are pleased that we have been able to secure ownership in a scrubber producer and capacity to buy a large volume of scrubbers at a very competitive price. We will continue to look for the right investment opportunities to further position the Company for the expected recovery."

The average daily time charter equivalents ("TCE") earned by Frontline in the quarter ended June 30, 2018, the prior quarter and in the year ended December 31, 2017 are shown below, along with spot estimates for the third quarter of 2018 and the estimated average daily cash break-even ("BE") rates for the remainder of 2018:

Average daily time charter equivalents ("TCEs")
($ per day)	Spot				Spot estimates	% covered	Estimated average daily BE rates
	YTD 2018	Q2 2018	Q1 2018	YTD 2017	Q3 2018		2018
VLCC	13,300	11,700	14,900	22,400	20,000	78%	22,500
SMAX	14,800	14,100	15,400	17,300	13,900	64%	18,500
LR2	13,200	11,700	14,800	14,400	15,500	57%	16,200

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry dock, repayments of loans, interest on loans, bareboat hire and general and administrative expenses.

The Fleet

As of June 30, 2018, the Company's fleet consisted of 63 vessels, with an aggregate capacity of approximately 12.3 million DWT:

(i)	46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	eight VLCCs that are under capital leases;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two VLCCs chartered in from an unrelated third party;
(v)	six vessels that are under the Company's commercial management (two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

Furthermore, the Company has two VLCC newbuildings under construction.

As of June 30, 2018, the Company had entered into a time charter-out contract for one LR2 tanker with expiry in Q1 2019 at an average rate of $17,300 per day.

In April 2018, the Company took delivery of two VLCCs, chartered in from an unrelated third party for two years, at $21,250 per day, with an option for a third year at $23,750 per day.

Frontline Shipping Limited ("FSL"), a non-recourse subsidiary of Frontline, had eight VLCCs built 2001-2004 on charter from Ship Finance International Limited ("Ship Finance") in the second quarter. The vessels earned approximately $8,100 per day in the second quarter of 2018, the fourth consecutive quarter these vessels earned less than the base rate of $20,000. During the second quarter FSL has been able to pay Ship Finance the full base rate by drawing on a previously built up cash buffer. At the end of the second quarter this buffer was $3.9 million and until the spot market recovers above the base rate, FSL will only pay to Ship Finance a charter hire reflective of the rates achieved by these vessels in the spot market. Any unpaid amounts will remain as payable to Ship Finance until such time as the finances of FSL permit settlement of the unpaid hire. Frontline will continue to be responsible for operating expenses of the vessels in excess of $9,000 per day.

In June 2018, the Company announced FSL has agreed with Ship Finance to terminate the long term charters for three VLCCs; Front Page, Front Serenade and Front Stratus upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. Frontline has agreed to a total compensation payment to Ship Finance of $10.125 million for the termination of these charters, which will be paid by Frontline in the form of three promissory notes, and Frontline and FSL will be released from all of their other respective obligations in relation to these vessels. Front Page and Front Stratus has been delivered to their new owners and we expect Front Serenade to be delivered in September 2018.

Newbuilding Program/ financing update

As of June 30, 2018, the Company's newbuilding program was comprised of two VLCCs. As of June 30, 2018, total instalments of $51.1 million had been paid and the remaining commitments amounted to $112.5 million, of which $56.9 million is due in 2018 and $55.6 million is due in 2019, respectively. As of June 30, 2018 Frontline has committed bank financing in place to finance delivery of the Company's remaining newbuildings and estimates loan amounts of $55.3 million to be drawn in 2018 and $55.3 million to be drawn in 2019, respectively.

In July, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an at-the-market offering ("ATM"). The filing of the ATM is an opportunistic move from the Company. We have not sold any shares under the ATM and do not intend to do so at the current share price level.

Corporate Update

Starting on January 1, 2020, a new global sulfur oxide emissions limit mandated by IMO will come into effect. In June 2018, the Company entered into a memorandum of agreement (the "MOA") to acquire a 20% ownership interest in FMSI, a leading manufacturer of EGCS.  EGCS installed on existing vessels provide the same benefit as those delivered from the yard on newbuildings and the Company's solution is very competitive on price.  Additionally, this transaction secures the capacity to source a large volume of EGCS for the Company, which we believe will be a challenge for many owners as the deadline for sulfur emissions compliance approaches.

Pursuant to the Company's stated dividend policy, the Board has decided not to pay a dividend for the second quarter of 2018.

The Company had 169,809,324 ordinary shares outstanding as of June 30, 2018, and the weighted average number of shares outstanding for the quarter was 169,809,324.

Second Quarter 2018 Results

The Company reports a net loss attributable to the Company of $22.9 million for the second quarter of 2018 compared with a loss of $13.6 million in the previous quarter. The net loss attributable to the Company adjusted for certain non-cash items was $27.7 million for the second quarter. These non-cash items consisted of a $0.8 million mark to market gain on marketable securities, a gain on derivatives of $1.9 million and a gain on the release of accrued dry docking cost, which were accrued at the time of the merger with Frontline 2012.

Reconciliation of net (loss) income attributable to the Company adjusted for certain non-cash items1:

(in millions of $)	Q2 2018	Q1 2018	Six months ended June 30, 2018	Six months ended June 30, 2017
Net (loss) income attributable to the Company	(22.9)	(13.6)	(36.5)	7.6
Add back:
Loss on termination of vessel lease, net of cash paid	—	5.8	5.8	2.1
Vessel impairment loss	—	—	—	21.2
Unrealised loss on marketable securities	—	0.3	0.3	—
Loss on derivatives	—	—	—	3.3

Less:
Gain on derivatives	(1.9)	(5.1)	(7.0)	—
Unrealised gain on marketable securities	(0.8)	—	(0.8)	—
Release of accrued dry docking costs	(2.1)	—	(2.1)	—
Gain on sale of shares	—	(1.0)	(1.0)	—
Gain on termination of lease	—	—	—	(20.6)
Net (loss) income attributable to the Company adjusted for certain non-cash items	(27.7)	(13.6)	(41.3)	13.6
(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809	169,809

(in $)
Basic (loss) earnings per share	(0.13)	(0.08)	(0.21)	0.04
Basic (loss) earnings per share adjusted for certain non-cash charges	(0.16)	(0.08)	(0.24)	0.08

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook

While demand for crude oil has remained robust throughout 2018, crude oil inventory draws have continued, decreasing arbitrage opportunities and ultimately demand for crude tankers.  But following a sustained period of draws, crude oil inventories are now below five-year averages.  The trend is ultimately unsustainable if crude oil demand forecasts are met, and we therefore believe that inventories now will stabilize and then begin to build again. There is a historic relationship between crude oil inventory levels and freight rates, with periods where rates rise as inventories build and decline as inventories are consumed.

The global crude oil tanker fleet grew substantially in 2017 and was expected to grow by 8.3% in 2018.  At the start of the year, there were 57 VLCCs scheduled for delivery in 2018.  24 have been delivered so far, and it is likely that some deliveries will be delayed into 2019.  Scrapping has increased considerably in 2018.  According to broker reports, 25 VLCCs have been scrapped so far and an additional 14 VLCCs have been sold for near-term scrapping. Consistently high scrap prices, combined with a very weak freight market, have compelled owners of older tonnage to dispose of their vessels at a near record pace.  If the pace of scrapping continues, we estimate that the global VLCC fleet will see negative growth in 2018.

The current VLCC order book equals approximately 15.8% of the global VLCC fleet.  This seemingly large figure is dwarfed by the 20% percent of the existing VLCC fleet that is over 15 years of age.  As we have stated previously, older vessels are less desirable to charterers and earn a discount compared to newer, more fuel-efficient vessels.

Despite the current weak rate environment, we believe cyclical changes are underway and as a result we are increasingly optimistic on tanker rates.  The factors supporting our expectation for an improving spot market include continued scrapping ahead of 2020 offsetting new deliveries and increased demand for seaborne trade as a result of expected growth in both US exports and OPEC production of crude oil.  Additionally, crude oil demand remains strong, and the end of the inventory draw cycle that has been the focus over the last several quarters seems increasingly inevitable.

Frontline remains sharply focused on maintaining our cost-efficient operations and low breakeven levels. We will also continue to look for the right investment opportunities to further position the Company for the expected recovery. We believe these actions combined with the decision to invest in FMSI and install scrubbers on certain vessels will position Frontline to maximize value for its shareholders.

Conference Call and Webcast

On August 22, 2018 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2350 0296
Norway toll free	800 14947
UK	+44 (0)330 336 9411
UK Toll Free	0800 279 7204
USA	+1 929-477-0448
USA Toll Free	888-254-3590
Conference ID	5146133

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK	+44 (0) 207 660 134
UK Toll Free	0 808 101 1153
Norway Dial-In	+47 23 50 00 77
Norway toll free	800 196 72
USA Toll Free	888-203-1112
USA	+1 719-457-0820
Replay Access Number	5146133

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 21, 2017

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2017 Apr-Jun	2018 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2018 Jan-Jun	2017 Jan-Jun	2017 Jan-Dec
150,148	166,821	Total operating revenues	336,442	327,275	646,326

(12,238)	(554)	Other operating gain (loss)	(6,670)	8,327	2,381

60,155	94,461	Voyage expenses and commission	183,500	115,339	259,334
(8,687)	(6,450)	Contingent rental (income) expense	(13,145)	(12,456)	(26,148)
37,552	32,116	Ship operating expenses	66,849	68,176	135,728
4,838	6,173	Charter hire expenses	8,490	14,611	19,705
—	—	Impairment loss on vessels and vessels under capital lease	—	21,247	164,187
—	—	Impairment loss on goodwill	—	—	112,821
10,599	9,221	Administrative expenses	18,769	19,167	37,603
34,859	31,755	Depreciation	63,546	70,139	141,748
139,316	167,276	Total operating expenses	328,009	296,223	844,978
(1,406)	(1,009)	Net operating income (loss)	1,763	39,379	(196,271)
142	256	Interest income	396	268	588
(15,976)	(24,110)	Interest expense	(45,712)	(31,000)	(69,815)
475	—	Gain on sale of shares	1,026	1,246	1,061
—	802	Unrealised gain (loss) on marketable securities	491	—	—
193	(556)	Foreign currency exchange gain (loss)	(1,164)	270	(55)
(3,107)	1,869	Gain (loss) on derivatives	6,954	(3,285)	(753)
511	138	Other non-operating items	94	1,065	1,213
(19,168)	(22,610)	Net income (loss) before income taxes and non-controlling interest	(36,152)	7,943	(264,032)
(63)	(59)	Income tax expense	(73)	(93)	(290)
(19,231)	(22,669)	Net income (loss)	(36,225)	7,850	(264,322)
(148)	(191)	Net (income) loss attributable to non-controlling interest	(276)	(209)	(539)
(19,379)	(22,860)	Net income (loss) attributable to the Company	(36,501)	7,641	(264,861)
(0.11)	(0.13)	Basic earnings per share attributable to the Company ($)	(0.21)	0.04	(1.56)

2017 Apr-Jun	2018 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2018 Jan-Jun	2017 Jan-Jun	2017 Jan-Dec

(19,231)	(22,669)	Net income (loss)	(36,225)	7,850	(264,322)
(4,292)	—	Unrealized gain (loss) from marketable securities	—	1,718	1,901
—	—	Unrealized gain (loss) from marketable securities reclassified to statement of operations	—	—	(571)
39	727	Foreign exchange gain (loss)	889	98	158
(4,253)	727	Other comprehensive income (loss)	889	1,816	1,488
(23,484)	(21,942)	Comprehensive income (loss)	(35,336)	9,666	(262,834)
	—
148	191	Comprehensive (income) loss attributable to non-controlling interest	276	209	539
(23,632)	(22,133)	Comprehensive income (loss) attributable to the Company	(35,612)	9,457	(263,373)
(23,484)	(21,942)	Comprehensive income (loss)	(35,336)	9,666	(262,834)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Jun 30 2018	Dec 31 2017
ASSETS
Current assets
Cash and cash equivalents	116,057	104,145
Restricted cash	1,744	741
Marketable securities	1,097	19,231
Marketable securities pledged to creditors	12,148	10,272
Other current assets	188,408	187,225
Total current assets	319,454	321,614

Non-current assets
Newbuildings	50,537	79,602
Vessels and equipment, net	2,526,707	2,342,130
Vessels under capital lease, net	218,371	251,698
Investment in finance lease	16,567	21,782
Goodwill	112,452	112,452
Other long-term assets	11,030	4,450
Total non-current assets	2,935,664	2,812,114
Total assets	3,255,118	3,133,728

LIABILITIES AND EQUITY
Current liabilities
Short term debt	122,240	113,078
Current portion of obligations under capital lease	37,098	43,316
Other current liabilities	79,079	65,606
Total current liabilities	238,417	222,000

Non-current liabilities
Long term debt	1,657,396	1,467,074
Obligations under capital lease	222,019	255,700
Other long-term liabilities	1,334	1,325
Total non-current liabilities	1,880,749	1,724,099

Commitments and contingencies
Equity
Frontline Ltd. equity	1,135,741	1,187,308
Non-controlling interest	211	321
Total equity	1,135,952	1,187,629
Total liabilities and equity	3,255,118	3,133,728

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2017 Apr-Jun	2018 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2018 Jan-Jun	2017 Jan-Jun	2017 Jan-Dec
		OPERATING ACTIVITIES
(19,231)	(22,669)	Net income (loss)	(36,225)	7,850	(264,322)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
35,336	32,373	Depreciation and amortization of deferred charges	64,767	71,024	143,661
12,238	554	Other operating loss (gain)	6,670	(8,327)	(2,378)
(8,687)	(6,450)	Contingent rental (income) expense	(13,145)	(12,456)	(26,148)
—	—	Impairment loss on vessels and vessels under capital lease	—	21,247	164,187
—	—	Impairment loss on Goodwill	—	—	112,821
(475)	—	(Gain) on sale of shares	(1,026)	(1,246)	(1,061)
—	(784)	Unrealised (gain) loss on marketable securities	(473)	—	—
2,870	(1,560)	(Gain) loss on derivatives	(6,578)	2,731	(93)
751	629	Other, net	1,693	1,521	1,953
6,850	(893)	Change in operating assets and liabilities	(2,438)	27,092	1,865
29,652	1,200	Net cash provided by operating activities	13,245	109,436	130,485

		INVESTING ACTIVITIES
(207,276)	(17,072)	Additions to newbuildings, vessels and equipment	(203,243)	(454,031)	(713,560)
2,410	—	Finance lease payments received	2,471	4,766	9,745
—	—	Purchase of shares	—	(46,100)	(46,100)
14,635	—	Proceeds from sale of shares	17,757	21,739	27,412
(190,231)	(17,072)	Net cash (used in) provided by investing activities	(183,015)	(473,626)	(722,503)

		FINANCING ACTIVITIES
230,663	51,355	Proceeds from debt	243,236	420,138	683,532
(19,517)	(27,757)	Repayment of debt	(54,002)	(36,357)	(83,951)
(9,338)	(2,963)	Repayment of capital leases	(6,163)	(25,798)	(31,854)
(14,218)	—	Lease termination payments	—	(14,218)	(19,006)
(198)	—	Debt fees paid	—	(1,818)	(3,495)
(25,517)	(386)	Dividends paid	(386)	(51,400)	(51,401)
161,875	20,249	Net cash provided by (used in) financing activities	182,685	290,547	493,825

1,296	4,377	Net change in cash and cash equivalents and restricted cash	12,915	(73,643)	(98,193)
128,140	113,424	Cash and cash equivalents and restricted cash at start of period	104,886	203,079	203,079
129,436	117,801	Cash and cash equivalents and restricted cash at end of period	117,801	129,436	104,886

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2018 Jan-Jun	2017 Jan-Jun	2017 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	169,809,324	169,809,324	169,809,324

SHARE CAPITAL
Balance at beginning and end of period	169,809	169,809	169,809

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	197,399	195,304	195,304
Stock compensation expense	676	1,418	2,095
Balance at end of period	198,075	196,722	197,399

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,090,376	1,099,680	1,099,680
Cash dividends	—	(9,304)	(9,304)
Balance at end of period	1,090,376	1,090,376	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	2,227	739	739
Other comprehensive income (loss)	889	1,816	1,488
Adjustment on adoption of changes in ASC 825	(2,896)	—	—
Balance at end of period	220	2,555	2,227

RETAINED EARNINGS
Balance at beginning of period	(272,503)	34,069	34,069
Net income (loss) attributable to the Company	(36,501)	7,641	(264,861)
Adjustment on adoption of ASC 606	(16,631)	—	—
Adjustment on adoption of changes in ASC 825	2,896	—	—
Cash dividends	—	(41,710)	(41,711)
Balance at end of period	(322,739)	—	(272,503)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,135,741	1,459,462	1,187,308

NON-CONTROLLING INTEREST
Balance at beginning of period	321	168	168
Net income (loss) attributable to non-controlling interest	276	209	539
Dividend paid to non-controlling interest	(386)	(386)	(386)
Balance at end of period	211	(9)	321
TOTAL EQUITY	1,135,952	1,459,453	1,187,629

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 19, 2018.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2017, with the exception of certain changes noted below.

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. The Company has determined that for voyage charters under the scope of the new standard, revenue will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change. The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, certain voyage expenses incurred between signing the charter party and arrival at loading port, have been deferred and amortized during the charter period. The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $16.6 million as an increase in the opening balance of retained deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.

On January 1, 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized a mark to market gain of $0.5 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the six months ended June 30, 2018.

On January 1, 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2018 Jan-Jun	2017 Jan-Jun	2017 Jan-Dec
Net income attributable to the Company	(36,501)	7,641	(264,861)

(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809

4. OTHER OPERATING GAIN (LOSS)

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited ("FSL"); a non recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5%. The termination has reduced obligations under capital leases by approx. $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.

5. NEWBUILDINGS

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess and the LR2 newbuilding Front Polaris.

6. DEBT

The Company drew down $32.0 million in the six months ended June 30, 2018 from its $321.6 million term loan facility with China Exim Bank in connection with one LR2/Aframax tanker delivered in the period.

The Company drew down $54.9 million in the six months ended June 30, 2018 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $54.9 million in the six months ended June 30, 2018 from its second $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $100.0 million in the six months ended June 30, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.  In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019. $85.0 million remains available and undrawn as at June 30, 2018.

$8.9 million in relation to the promissory note payable to Ship Finance, following the termination of the lease on Front Circassia, is included within long-term debt.

The Company has recorded debt issuance costs (i.e. deferred charges) of $11.0 million at June 30, 2018 as a direct deduction from the carrying amount of the related debt.

7. MARKETABLE SECURITIES

In June 2018, the Company sold 1.3 million shares in GOGL for proceeds of $11.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in September 2018 for $11.2 million.  The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within debt for $11.2 million.

In the first quarter of 2018, the Company sold its remaining 4.7 million shares of DHT Holdings Inc., recognizing a gain on disposal of $1.0 million in the income statement.

8. SHARE CAPITAL

The Company had an issued share capital at June 30, 2018 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2017: $169,809,324 divided into 169,809,324 ordinary shares) of $1.00 par value each.

9. RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance, a company under the significant influence of the Company's largest shareholder. The Company leased eight of its vessels from Ship Finance at June 30, 2018 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the six months ended June 30, 2018 was zero, which was $13.1 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. See Note 4. for further details. $8.9 million due to Ship Finance under a promissory note entered into following the termination is included within Long-term debt.

In June 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long term charters for three VLCCs; Front Page, Front Serenade and Front Stratus upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. Frontline has agreed to a total compensation payment to Ship Finance of $10.125 million for the termination of these charters, which will be paid by Frontline in the form of three promissory notes of equal value, and Frontline and FSL will be released from all of their other respective obligations in relation to these vessels. The notes are due to be repaid in full in 2025 in relation to Front Page and Front Stratus. On termination of Front Serenade a note will be issued for repayment in 2024. Front Page and Front Stratus have been delivered to their new owners and we expect Front Serenade to be delivered in September 2018.

In the six months ended June 30, 2018 the Company drew down $100.0 million from its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd. See Note 6.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

10. COMMITMENTS AND CONTINGENCIES

As of June 30, 2018, the Company's newbuilding program was comprised of two VLCCs. As of June 30, 2018, total instalments of $51.1 million had been paid and the remaining commitments amounted to $112.5 million, $56.9 million of which is due in 2018 and $55.6 million is due in 2019.

As of June 30, 2018, the Company has committed to the installation of EGCS on 14 vessels, including eight vessels owned by related parties which are to be ordered separately by those companies, with a combined financial commitment of $18.9 million. The combined commitment includes orders for EGCS on six vessels owned by the Company, with a financial commitment of $9.0 million. Furthermore under the terms of the share acquisition agreement with FMSI, the Company committed to the provision of a working capital loan of $6.0 million to FMSI, which was subsequently issued in July. The loan bears no interest and repayment is due as and when the finances of FMSI permit.

11. SUBSEQUENT EVENTS

In July the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley for the offer and sale of up to $100.0 million of common shares of Frontline.

In July and August Front Page and Front Stratus were delivered to their new owners and the long-term charters were terminated. See note 9.

In July a loan of $6.0 million was issued to FMSI. See note 10.